[Letterhead of Driehaus Mutual Funds]

April 24, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Vincent J. DiStefano

Re:	Driehaus Mutual Funds Post-Effective Amendment No. 34 under the Securities Act of 1933 and Amendment No. 37 under the Investment Company Act of 1940 (the “Amendment”) File Nos. 333-05265 and 811-07655

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), Driehaus Mutual Funds (the “Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 34 under the 1933 Act and Amendment No. 37 under the Investment Company Act of 1940 (“1940 Act”) to its Registration Statement be accelerated so that it will become effective on April 30, 2008.

The Registrant’s fiscal year end is December 31.  The Registrant routinely files a post-effective amendment to its Registrant Statement for the purpose of complying with Rule 8b-16(a) under the 1940 Act on or shortly before the 120th day after its fiscal year end.  This year, the Registrant also filed a post-effective amendment in early February pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of adding a fifth series, the Driehaus Global Growth Fund.

In late March 2008, the Registrant’s administrator circulated a draft of the Amendment, to be filed under Rule 485(b) on April 29, 2008, to become effective automatically on April 30, 2008.  Upon counsel’s review, counsel determined that they would not be able to furnish to the Commission the written representation called for by Rule 485(b)(4) that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485, because there was a material change to the investment strategy of one of the Registrant’s four series included in the Amendment, the Driehaus International Equity Yield Fund.  But for this change, which did not affect the other three funds included in the Prospectus, the Amendment would have been eligible for filing pursuant to paragraph (b) of Rule 485.  The Registrant filed the Amendment under Rule 485(a)(1) on March 31, 2008 and notified the staff that it would request an accelerated effective date for the Amendment.

Apart from the disclosure regarding the investment strategies of the funds, the substance of the Prospectus and Statement of Additional Information contained in the Amendment has

Securities and Exchange Commission
April 24, 2008

been subject to recent review by the Commission staff through the review of the filing made in early February for the fifth series that was added to the Registrant.  As stated in the transmittal letter accompanying the Amendment filed on March 31, 2008, the Registrant will include in the post-effective amendment that will be made pursuant to Rule 485(b) under the 1933 Act any changes made in response to comments that were given by Mr. Vince DiStefano with respect to the post-effective amendment that was filed for the purpose of adding the Driehaus Global Growth Fund.

If the Commission were to grant the Registrant’s request for acceleration, it would be in the public interest, particularly the interest of shareholders of the four series for which disclosure is contained in the Amendment.  Without acceleration, these shareholders would be precluded from getting annual updated information about their funds in the time period prescribed by Section 10(a)(3) of the 1933 Act.  Alternatively, if the Commission does not grant the Registrant’s request, the Registrant would need to promptly create a separate Prospectus and Statement of Additional Information for the three funds that do not have material changes to their disclosure in the Amendment and then file a separate post-effective amendment for these funds under Rule 485(b).  Shareholders of the Driehaus International Equity Yield Fund would no longer share in reduced costs from use of a joint Prospectus, in addition to not receiving their annual updated Prospectus in a timely fashion.  For these reasons, the Registrant believes it is in the public interest for the Commission to accelerate the effective date of the Amendment.

Very truly yours,
/s/Michelle Cahoon
Michelle Cahoon Vice President and Treasurer of the Driehaus Mutual Funds